UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Happy City,” “we,” “us” and “our” refer to Happy City Holdings Limited and its subsidiaries.

On February 23, 2026, Ms. Wai Man, Ao (“Ms. Ao”) notified the Company of her resignation as Chief Financial Officer. The Board of Directors accepted her resignation notice on February 28, 2026, at which time the resignation became effective. Ms. Ao’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices.

On February 25, 2026, the Board of Directors, the Nominating Committee, and the Compensation Committee each approved, by resolution, and confirmed the appointment of Ms. Sin Ting, Yu (“Ms. Yu”) as Chief Financial Officer of the Company. Ms. Yu entered into an employment agreement with the Company on March 1, 2026, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

The biographical information of Ms. Yu is set forth below:

Ms. Yu has extensive experience in auditing and financial reporting. Ms. Yu is a practicing member of the CPA Australia. She graduated with a Bachelor of Science degree in accounting from Queen’s University in the United Kingdom in 2015. During the period From September 2018 to May 2025, she served as an Audit Supervisor at The Dawn CPA & Co., (and its predecessor, Centurion ZD CPA Ltd) where she conducted audits for listed and private companies. She also supervised an audit team, reviewed financial statements and assisted the engagement partner in the day-to-day management of audit engagements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Ms. Sin Ting, Yu

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